EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

May 2, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549


03022281

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

Shannon M. Ross
Corporate Secretary

Enclosures

dw 6/4

United States Sec Filing
May 2, 2003

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Emgold Retains Winward Communications to Manage Its Investor Relations Programme in North America – April 11, 2003

B. Correspondence with BC Securities Commission

1. Form 45-102F2 – April 4, 2003

2. Notice of Meeting and Record Date– April 11, 2003

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Emgold Mining Corporation** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **April 1, 2003** of **50,000** common shares of the Company, **Emgold Mining Corporation** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this 4th day of **April, 2003**.

EMGOLD MINING CORPORATION

"Shannon M. Ross"

By: ______________________________

Shannon M. Ross, Secretary and Chief Financial Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

April 11, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD RETAINS WINDWARD COMMUNICATIONS TO MANAGE ITS INVESTOR RELATIONS PROGRAMME IN NORTH AMERICA

Emgold Mining Corporation (EMR:TSX Venture Exchange) wishes to announce that, subject to regulatory approval, it has retained the services of Windward Communications & Consulting ("Windward") to assist with the development and implementation of a well-rounded investor and broker relations programme for the Company.

Windward is owned by Mr. Kelly A. Boatright, an experienced investor relations and public relations professional, who has been recognized for his innovations and professionalism within the sector. Windward will seek to expand awareness of Emgold's story through the maintenance of broad-based newsletter coverage, improved dissemination of press announcements, broker meetings and seminars, financial shows, strategic banner ads and related programs which are determined to be of positive value.

Windward maintains offices in Vancouver, British Columbia and Charlotte, North Carolina and also works closely with agents and consultants in Spokane, Toronto, New York and London, England. Windward has been in business for 20 years and is wholly focused upon the natural resource sectors.

Windward will receive an initial set-up fee of US$3,500, which will cover services during April and May of 2003, and thereafter a fee of US$2,500 per month starting June 1, 2003. The term of the contract is non-specific. However, Emgold may terminate the agreement at any time by providing Windward with a two-week written notice and payment of any outstanding fees. Emgold will pay Windward's fees from its current working capital. Windward and Mr. Boatright are at arm's-length to the Company.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
William J. Witte at The Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 11, 2003

To: All Applicable Commissions
TSX Venture Exchange

Dear Sirs:

Subject: Emgold Mining Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Class of Securities Entitled to Receive Notice	:	Common
3.	Class of Securities Entitled to Vote	:	Common
4.	CUSIP Number	:	290928100
5.	Record Date for Notice	:	May 14, 2003
6.	Record Date for Voting	:	May 14, 2003
7.	Beneficial Ownership Determination Date	:	May 14, 2003
8.	Meeting Date	:	June 18, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Non-Routine

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Adeline Niccoli"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9473
Fax: (604) 683-3694

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